March 10, 2023

VIA EDGAR

Matthew S. Williams
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Athene Annuity and Life Company
Initial Registration Statement on Form S-1
File No. 333-270465 (the “Registration Statement”)

Dear Mr. Williams:

We are filing today the above-referenced new Registration Statement for the Amplify 2.0 NF product. Based on the comments we received from you on Post-Effective Amendment No. 1 under Registration Statement No. 333-263488 (“PA #1”), we are filing this new Registration Statement, rather than another post-effective amendment, to create a second prospectus for Amplify 2.0 NF: one for applications signed before June 5, 2023 (the “Existing Version”), and one for applications signed on or after that date (the “New Version”). Please note that we are also filing an initial registration statement for Amplify 2.0 for the same reason. That filing is addressed in a separate correspondence.

In this filing we address the recent comments we received from you on PA #1. I have listed each comment below followed by the Company’s response. Please note that this filing does not include financial information or section 16 information. We will add that information in a subsequent pre-effective amendment when 2022 financial statements are available. We respectfully request that the Staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Please note that we will be filing a separate acceleration request Registration Statement alongside the subsequent pre-effective amendment mentioned above.

To assist with your review, I will email you a redline of both prospectuses under this Registration Statement against the currently effective prospectus for Amplify 2.0 NF. Consequently, many of the marked changes are the same things that were included in PA #1 (filed December 15, 2022). I have not called out those changes in the notes below. Consistent with PA #1, the removal of financials and section 16 is not highlighted in the redline.

Cover Page:

•Comment: Please note which version of the product to which this prospectus applies.

Response: We added a statement to that effect below the product name and in the first paragraph. See Existing Version on PDF p. 2. See New Version on PDF p. 101. We also added it in Section 2 - General Product Description and Purpose (PDF p. 13, 113).

•Comment: In the second sentence of the fourth paragraph, please specify the maximum potential loss for each Segment Option as of the Segment End Date.

Response: Revision made per your request. See Existing Version on PDF p. 2. See New Version on PDF p. 101.

•Comment: In the first sentence of the fifth paragraph, please identify the type of transactions subject to the adjustments besides Withdrawals (e.g., death benefit, annuitization, RMDs).

Response: Revision made per your request. See Existing Version on PDF p. 2. The New Version (PDF p. 101) notes the different Interim Value treatment in the third sentence.

•Comment: In the fifth paragraph, the sentence starting with “Even if Segment Credits are positive…” says the deduction of fees may reduce the Cash Surrender Value below the Purchase Payment. Please specify the maximum potential loss.

Response: Revision made per your request. See Existing Version on PDF p. 2. See New Version on PDF p. 101.

•Comment: At the bottom of the Cover Page, please include the effective date of the prospectus.

Response: We have not included an effective date in this filing because the red herring language is included at the top of the cover page. We will add an effective date in the subsequent pre-effective amendment prior to requesting acceleration.

Section 1 – Glossary:

•Comment: Please mention RMDs in the first sentence of the definition of Withdrawal.
Response: Revision made per your request. See Existing Version on PDF p. 12. See New Version on PDF p. 112.

Section 2 – At a Glance Product Summary:

•Comment: In the Declaration of Rates section [of the New Version (PDF p. 116)], in the sentence that begins, “For the initial Segment Term Period, we will . . .,” please mention that rates are locked in on the application date.

Response: Consistent with the elimination of the indicative rates process, we revised this section of the New Version to describe the rate declaration procedures and how they interact with the application date.

•Comment: In the Declaration of Rates section, in the last sentence that ends with, “shown for each Segment Option in the Contract Schedule,” please include a cross-reference.
Response: Revision made per your request. See Existing Version on PDF p. 16. See New Version on PDF p. 116.

•Comment: In the Interim Value Calculation section , in the second sentence regarding the Interest Adjustment applying when a Withdrawal is taken, please add that the Interest Adjustment also applies to Free Withdrawals and Death Benefits.
Response: As we discussed via phone on March 1st, we have not revised this disclosure because in the Existing Version (PDF p. 18), it is clear that both the Interest Adjustment and Equity Adjustment apply to all Withdrawals. The corresponding disclosure in the New Version (PDF p. 118) clarifies that the Interest Adjustment applies to Withdrawals on which a Withdrawal Charge applies.

Section 3 – Contract Changes:

•Comment: At the beginning of section 3, please disclose that the Segment Interim Value applies to any Withdrawal or surrender made prior to the end of the Segment Term Period. Consistent with the cover page, please explain the maximum loss due to the Interest Adjustment and Equity Adjustment.
Response: Revisions made per your request. See Existing Version on PDF p. 19. See New Version, including differing language regarding the Interest Adjustment, on PDF p. 119.

•Comment: In the Withdrawal Charges section, below the table of Withdrawal Charges [Existing Version on PDF p. 20; New Version PDF p. 120], please disclose that the Interest Adjustment applies on Withdrawals made at the end of a Segment Term Period during the first six contract years.

Response: Because this concept is captured in the disclosure added to address the prior comment, we have not included any new disclosure in this location.

•Comment: In the Withdrawal Charges section [of the New Version (PDF p. 120)], in the paragraph that begins, “On surrender . . .,” in the second sentence, clarify that Withdrawal Charges do not apply on Free Withdrawal amounts when a surrender is made.

Response: We made this revision consistent with the removal of the “claw back” on Free Withdrawals.

Section 8 – The Segment Options:

•Comment: In the Cap Rate, Participation Rate, and Annual Interest Rate sections [of the New Version (PDF p. 144-146)], please note that the initial rates are the rates in effect as of the date the application is signed.
Response: Revisions made per your request along with additional disclosure describing the new rate declaration process.

Section 10 – Contract Values:

•Comment: In the Segment Interim Value section [of the Existing Version (PDF p. 49)], in the second sentence of the first paragraph, please disclose that the Interest Adjustment will apply to Free Withdrawal amounts and death benefits.
Response: As we discussed via phone on March 1st, we have not revised this disclosure because in the Existing Version, it is clear that both the Interest Adjustment and Equity Adjustment apply to all Withdrawals. The corresponding disclosure in the New Version (PDF p. 150) clarifies that the Interest Adjustment applies to Withdrawals on which a Withdrawal Charge applies.

•Comment: In the first paragraph of the Free Withdrawals section, please add “However” at the beginning of the second sentence.
Response: Revision made per your request. See Existing Version on PDF p. 55. See New Version on PDF p. 156).

Please note that we have also removed disclosures regarding the transition away from LIBOR, as that transition will be completed by the effective date of the prospectuses (PDF p. 26, 53, 127, 154).

Please contact me if you have any questions or comments on the filings. Thank you for your time.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
VP & Senior Counsel
Athene Annuity and Life Company